
September 6, 2024

Brian Goodman
Chief Executive Officer
Golden Matrix Group, Inc.
3651 S. Lindell Road, Suite D131
Las Vegas, NV 89103

     Re: Golden Matrix Group, Inc.
          Registration Statement on Form S-3
          Filed August 29, 2024
          File No. 333-281839

Dear Brian Goodman:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Charli Wilson at 202-551-6388 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: David Loev